FRANKFURT: AORLB8; OTCBB: AMGOF

ADIRA ENERGY’S PARENT COMPANY, AMG OIL LTD, ANNOUNCES
NOMINATION OF NEW DIRECTORS

Vancouver, British Columbia, November 23, 2009 /CNW, AMG OIL LTD. (OTCBB: AMGO; FRANKFURT: AORLB8) AMG Oil Ltd. (the “Company”) is pleased to announce that in connection with its upcoming annual and special meeting of shareholders, to be held on December 17, 2009, it has nominated two new directors. The appointment is subject to shareholders’ approval, details of which can be found in the Company’s meeting materials filed at www.sedar.com.The nomination is in addition to the re-nomination of the existing directors of the Company. The two new nominees, Mr. Ohad Marani and Mr. Colin Kinley have consented to the nominations.

Mr. Dennis Bennie, Chairperson of the Board, stated: “Our management team has made significant progress in a short period, since the Company concluded its going public transaction. We have expanded our offshore portfolio of oil & gas blocks and are preparing to commence the drilling program for our natural gas project, “Eitan”, in the Hula Valley, Northern Israel. We are most fortunate that Mr. Marani and Mr. Kinley have agreed to be nominated to the Board of the Company, their knowledge and experience will provide tremendous value to our strategic and technical capabilities.”

About Mr. Ohad Marani.

Mr. Marani is currently Chairman of the Board, Israel Natural Gas Lines Ltd., a company that builds and operates the natural gas pipelines and related infrastructure in Israel. Since November 2008, Mr. Marani has also acted as Chairman of the Board, Alumot Investment House, a fast growing financial institution that manages provident funds, trust funds, and private investments. From March 2004 to July 2007, Mr. Marani served as Executive Chairman of the Board, Oil Refineries Ltd., the second largest industrial conglomerate in Israel whose holdings include oil refineries and petrochemical industries. The conglomerate has $4 billion annual sales volume and Mr. Marani was responsible for its privatization. Prior to March 2004, Mr. Marani served in various Israeli government ministries, including the Israel Finance Ministry, initially as head of the Budget Department and subsequently as Director General of the Israel Finance Ministry.

Mr. Marani was also Head of the Finance Department in the Israeli Embassy in Washington DC, USA, responsible for matters of foreign aid (civilian and military); contact with international financial bodies, the World Bank and the International Monetary Fund (IMF).

Mr. Marani has a Masters Degree in Public Administration (major in economics and finance) from Harvard University, an MBA (majoring in finance) from Hebrew University of Jerusalem and a BA in Economics from Hebrew University of Jerusalem.

About Mr. Colin Kinley.

Mr. Kinley is currently Executive Vice President, Operations of the Company as well as chief executive officer of Kinley Exploration LLC, a specialized unconventional gas company providing exploration program management and reserves assessment for both new and established CBM projects. Prior to Kinley Exploration, Mr. Kinley worked as President of a Botswana based Coal Bed Methane exploration and development company and provided the project management skills necessary to prove up an unconventional gas field in the central Kalahari Desert in sub Saharan Africa.

Prior thereto, Mr. Kinley spent 26 years as an executive for Layne Christensen and its predecessor companies. He was responsible for the management of specialized engineered drilling and development projects, executive oversight of multiple service companies and exploration and production operations, both domestically and internationally. He was instrumental in helping Layne achieve recognition as one of America’s best and fastest growing companies, listed by DeMarche Associates and Forbes respectively, Mr. Kinley has experience in leading companies in the public and private sector and understands the complexities involved.

About AMG Oil Ltd.

Through its wholly-owned subsidiary Adira Energy Corp., an Ontario corporation, the Company explores for oil and gas in Israel in areas located on-shore in the Hula Valley, Northern Israel, 10km offshore, between Netanya and Ashdod, and 17km offshore between Hadera and Netanya. The Company currently holds three petroleum exploration licenses, the Eitan, Gabriella and Yitzhak Licenses, covering an aggregate total of approximately 160,550 acres.

For more information contact:
Alan Friedman
EVP, Corp. Development
info@adiraenergy.com
+1 416 250 1955

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.